March 8, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:        John Reynolds, Assistant Director
                  Susann Reilly, Attorney
                  Office of Emerging Growth Companies

         Re:      Spongetech Delivery Systems, Inc.
                  Form SB-2, Amendment 5 filed December 20, 2006
                  File No. 333-123015

Ladies and Gentlemen:

   The following responses address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letter dated March 1, 2006 relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Spongetech Delivery Systems, Inc. ("Spongetech" or the "Company"). On behalf of the Company, we respond as follows:

General

      1. Please revise the disclosure throughout the prospectus to clearly indicate the reduced amount of selling shareholders. For example, risk factor 22 still contains the prior number of selling shareholders.

      Response:

            We have revised the disclosure throughout the prospectus to clearly disclose the reduced number of selling shareholders.

      2. We note the reduction of the shares being registered for resale. The company has re-calculated the fee based upon the new registration fee. Since these shares were all included in prior amendments, the old fee would continue to apply. Please revise the fee table accordingly.

      Response:

            We have revised the fee table to calculate the registration fee based upon the old fee.

Cover Page

      3. Please provide the date the rescission offer will expire. For example, consider indicating the number of days from the date offering commences. Many states have specific requirements for the time period that a rescission offer must remain open.

      Response:

            We have revised The Registration Statement in accordance with your comment.

      4. Please provide us with the requirements of the states where the rescission offer will be conducted.

      Response:

            We have revised the Registration Statement to provide that the rescission offer will expire 30 days after the date of the offer. Both Colorado and Texas require a period of 30 days for the rescission offer.

Questions and Answers About the Rescission Offer, page 3

      4. Clarify, if true, that at the time of the offering in March through May 2002 there was no written agreement between Nexgen and Spongetech.

      Response:

            At the time of the offering in March through May 2002, there was no written agreement between Nexgen and Spongetech. We have been advised that during this time, the terms of the Share Exchange Agreement were being negotiated and finalized.

      5. Discuss the "technical violation that may have occurred" and the potential section 5 violation that would appear to be the reason for commencing the rescission offer. Add disclosure throughout the prospectus when discussing the rescission, offer.

      Response:

            We have revised the disclosure throughout the prospectus to discuss the violation that may have occurred. See pages 3 and 34 of the Registration Statement.

      6. Disclose the total amount that would be paid if all of the shareholders elect conversion, including the interest that has accrued to date. Given the current financial condition of the company, please explain how you plan to fund this offering. Explain where the funds to be placed into the separate segregated account will come from. It appears that the proceeds from the primary offering may be used to fund the rescission offer. However, the rescission offer will run concurrently with the primary offering and will be completed prior to the completion of the primary offering. In addition, there is no guarantee you will raise the minimum amount in the primary offering. We may have further comment.

      Response:

            We have revised to disclose that as of the date of this filing the total amount that would be paid if all of the shareholders elect rescission would be $2,833. We have explained how we plan to fund the offering and where the funds will come from. The Company does not intend to use the funds from the primary offering to fund the rescission offer. As disclosed on page 5 and 36 of the Registration Statement, the rescission fund has been set aside in a separate segregated account created solely for the purpose of funding the rescission offer.

      7. Please remove the reference to the staff of the SEC on page 4. Also, revise risk factor two. Response:

            We have removed the reference to the staff of the SEC on page 4 and from risk factor two.

      8. Discuss the impact on the company if the rescission offer is partially or completely accepted. Response:

            We have discussed the impact on the Company if the rescission offer is partially or completely accepted. See pages 5 and 36 of the Registration Statement.

      9. Please disclose whether the offer complies with applicable state corporation law or whether it would potentially result in a violation of any minimum capital or reserve requirements under federal or state law.

      Response:

            The Company believes that the offer complies with Delaware state corporation law. Section 160 of the Delaware Corporation Law permits a Corporation to purchase or redeem its shares of capital stock for cash if such shares will be retired upon their acquisition. In view of the fact that the Company intends to retire the shares of any shareholder who accepts the rescission offer, the Company believes that it is in compliance with Delaware law. To the best of the Company's knowledge there is no other applicable minimum capital or reserve requirement required under federal law.

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

Risk Factors, page 7

      10. Please revise the first risk factor to discuss the potential liability to the company. It should also address the potential impact the rescission offer could have upon the viability of your business, given the limited cash of the company.

      Response:

            We have revised to discuss the potential liability to the Company. See page 7 of the Registration Statement.

Dilution, page 13

      11. We reissue prior comment six from our letter dated January 23, 2006. Please revise the increase per share attributable to this offering for each level of proceeds. The current amounts are incorrect. If the net tangible book value per share before the offering is ($.003) per share and the net tangible book value per share after the offering is $.007, then it would appear the increase attributable to new investors is $.010, rather than $.004.

      Response:

            We have revised the dilution table in accordance with your comment. See page 14 of the Registration Statement.

Plan of Operations, page 18

      12. We note the intention to find a sales group per month. Please clarify that there is no guarantee you will be able to find these sales groups.

        Response:

            We have clarified that there is no guarantee that we will be able to find sales group. See page 19 of the Registration Statement.

      13. Please clarify whether the national sales representative will be an employee of the registrant, whether he/she will work exclusively for the registrant and whether you will hire, as employees, additional sales representatives. If so, explain the compensation formula you anticipate using. Clarify whether the hiring of the national sales representative is in addition to the sales groups hired as contractors.

      Response:

            We have revised the disclosure in accordance with your comment. See page 19 of the Registration Statement.

      14. Clarify whether Dicon charges a fee for shipping small orders directly to customers and for processing the payment from these customers. If so, disclose the terms.

        Response:

            We have revised to clarify that Dicon does not charge the Company a fee for shipping small orders to our customers. See page 19 of the Registration Statement.

Management, page 25

      15. We note that Mr. Monahan is no longer the CFO. Please explain whether he was removed or resigned and the reason.

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

        Response:

            Tom Monahan has resigned as CFO effective February 3, 2006, for personal reasons.

Form of Notice of Election

      16. There do not appear to be any spaces to accept or reject the rescission offer. Please revise. Response:

            We have revised to include boxes to indicate acceptance or rejection of the rescission offer. See page A-1 of the Registration Statement.

Part II

Recent Sales of Unregistered Securities

      17. Please revise the discussion of the offering in March through May 2002 to discuss the potential securities violation.

      Response:

            We have revised the discussion of the offering in March through May 2002 to discuss the potential securities violation. See page II-2 of the Registration Statement.

      Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

                                                              Sincerely,


                                                              Richard Friedman











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